                                 EXHIBIT 12.1
                       PACIFIC GAS AND ELECTRIC COMPANY
              COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

-----------------------------------------------------------------------------

                                              Year ended December 31,
                                  -------------------------------------------
(dollars in millions)                1999     1998     1997     1996     1995
-----------------------------------------------------------------------------

Earnings:                         $   788   $  729   $  768   $  755   $1,339
  Net income
Adjustments for minority
  interests in losses of
  less than 100% owned
  affiliates and the
  Company's equity in
  undistributed losses
  (income) of less than
  50% owned affiliates                  -        -        -        3        4
Income tax expenses                   648      629      609      555      895
  Net fixed charges                   637      673      628      683      716
                                   ------   ------   ------   ------   ------
      Total Earnings               $2,073   $2,031   $2,005   $1,996   $2,954
                                   ======   ======   ======   ======   ======
Fixed Charges:
  Interest on long-
    term debt, net                 $  523   $  585   $  485   $  574   $  616
  Interest on short-
    term borrowings                    81       50      101       75       83
  Interest on capital leases            3        2        2        3        3
  AFUDC debt                            7       12       17        8       11
  Earnings required to
    cover the preferred stock
    dividend and preferred
    security distribution
    requirements of majority
    owned trust                        24       24       24       24        3
                                   ------   ------   ------   ------   ------
      Total Fixed Charges          $  638   $  673   $  629   $  684   $  716
                                   ======   ======   ======   ======   ======
Ratios of Earnings to
  Fixed Charges                      3.25     3.02     3.19     2.92     4.13

-----------------------------------------------------------------------------

Note: For the purpose of computing Pacific Gas and Electric Company's ratios of earnings to fixed charges, "earnings" represent net income adjusted for the minority interest in losses of less than 100% owned affiliates, cash distributions from and equity in undistributed income or loss of Pacific Gas and Electric Company's less than 50% owned affiliates, income taxes and fixed charges (excluding capitalized interest). "Fixed charges" include interest on long-term debt and short-term borrowings (including a representative portion of rental expense), amortization of bond premium, discount and expense, interest of subordinated debentures held by trust, interest in capital leases, and earnings required to cover the preferred stock dividend requirements.